UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-32987

Colony RIH Holdings, Inc.

Resorts International Hotel and Casino, Inc.

(Exact name of registrant as specified in its charter)

1133 Boardwalk, Atlantic City, NJ 08401

(609) 344-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Colony RIH Holdings, Inc.: Class A Common Stock, par value $.01 per share

Resorts International Hotel and Casino, Inc.: Common Stock, par value $.01 per share

Resorts International Hotel and Casino, Inc.: 11 1/2% First Mortgage Notes due 2009

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☒	Rule 12h-3(b)(1)(i) ☒
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date:

Colony RIH Holdings, Inc. Class A Common Stock: 2

Resorts International Hotel and Casino, Inc. Common Stock: 1

Resorts International Hotel and Casino, Inc.: 11 1/2% First Mortgage Notes due 2009: -0-

Pursuant to the requirements of the Securities Exchange Act of 1934 Colony RIH Holdings, Inc. and Resorts International Hotel and Casino, Inc. have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Date: April 25, 2007	Colony RIH Holdings, Inc.

	By:	/s/ Francis X. McCarthy
Senior Vice President

Date: April 25, 2007	Resorts International Hotel and Casino, Inc.

	By:	/s/ Francis X. McCarthy
Senior Vice President